UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11.0

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 W. Sahara Avenue

Las Vegas, Nevada 89102

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lorenzo J. Fertitta ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,468,536

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,468,536

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,468,536

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 14 to Schedule 13D filed June 10, 1993 for Lorenzo J. Fertitta (the “Reporting Person”) is made to reflect the decrease in beneficial ownership by the Reporting Person since the date of Amendment No. 10 to the Schedule 13D filed August 29, 2003 as a result of (i) certain open market dispositions of common stock since the date of Amendment No. 10 as described in Item 5(C) below and (ii) certain gifts of shares of common stock by the Reporting Person to trusts for the benefit of relatives of the Reporting Person, over which the Reporting Person has no voting or dispositive power.

Item 2.	Identity and Background
(A) Name: Lorenzo J. Fertitta
(B) Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(C) Principal occupation and business address: President, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(D) Criminal proceedings: No
(E) Civil proceedings: No
(F) Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(C) below.
Item 4.	Purpose of Transaction

The securities reported were disposed of as a result of certain open market transactions and certain gifts of shares of common stock by the Reporting Person to trusts for the benefit of relatives of the Reporting Person, over which the Reporting Person has no voting or dispositive power.  The remaining securities beneficially owned by the Reporting Person are being held for investment purposes.  At any time, the Reporting Person may determine to dispose of some or all of the common stock he holds, subject to applicable law.  The Reporting Person may also make purchases of common stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Lorenzo J. Fertitta
(A) Aggregate shares and percentage beneficially owned:
5,468,536 (8.5%)
(B) Sole voting and dispositive power: 5,468,536 Shared voting and dispositive power: 0
(C) Transactions effected since most recent filing on Schedule 13D:

On April 21, 2004, Mr. Lorenzo J. Fertitta sold (i) 32,000 shares of common stock and (ii)15,000 shares of common stock acquired through the vesting of a stock grant, each in open market sales at a price of $49.00 per share.

On April 22, 2004, Mr. Lorenzo J. Fertitta sold 130,000 shares of common stock in an open market sale at a price of $49.14 per share.
On June 4, 2004, Mr. Lorenzo J. Fertitta sold 30,000 shares of common stock in an open market sale at a price of $48.069 per share.
On June 7, 2004, Mr. Lorenzo J. Fertitta sold 145,000 shares of common stock in an open market sale at a price of $49.0755 per share.
On June 8, 2004, Mr. Lorenzo J. Fertitta sold 145,000 shares of common stock in an open market sale at a price of $49.2391 per share.
On June 9, 2004, Mr. Lorenzo J. Fertitta sold 100,000 shares of common stock in an open market sale at a price of $49.0224 per share.
On June 10, 2004, Mr. Lorenzo J. Fertitta sold 100,000 shares of common stock in an open market sale at a price of $49.0177 per share.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2004
Date
/s/ Lorenzo J. Fertitta
Signature
Lorenzo J. Fertitta
Name/Title